May 3, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, D.C. 20549-7010

Attn:	Joseph Kempf, Staff Accountant Robert Littlepage, Accounting Branch Chief Edwin Kim, Staff Attorney Jan Woo, Legal Branch Chief

Re:	Telesat Corporation and Telesat Partnership LP Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted April 9, 2021 CIK No. 0001845840

Ladies and Gentlemen:

On behalf of Telesat Corporation (the “Company”) and Telesat Partnership LP ("Telesat Partnership") we are submitting this letter and the following information in response to the letter, dated April 26, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s and Telesat Partnership's Amendment No. 1 to Draft Registration Statement on Form F-4 (the “Registration Statement”) submitted on April 9, 2021. Note that, on April 26, 2021, we filed with the Commission a Registration Statement on Form F-4 (the “Form F-4”) containing revised disclosure.

References to page numbers below pertain to the page numbers in the Form F-4. Capitalized terms used herein without definition have the meanings ascribed to them in the Form F-4.

Amendment No. 1 to Draft Registration Statement on Form F-4 submitted April 9, 2021

Telesat Corporation Unaudited Pro Forma Condensed Consolidated Financial Information, page 259

1.	Comment: Please clarify your response to comment 14, which indicates that the intent of the “Golden Share” is to retain for Canadians majority voting control with respect to the election of directors. Illustrate for us how votes cast by shareholders, including the Trust holding the Golden Share, will reflect the voting by all voting common shareholders as opposed to all Canadian shareholders.

Response: As noted in our initial response, the different classes of Telesat Corporation Shares and Telesat Partnership Units have substantially the same voting rights, except for the Golden Share. Each outstanding Telesat Corporation Share will have one vote per share —other than the Class C Limited Voting Common Shares, which will not be entitled to vote on the election of directors of Telesat Corporation— and each outstanding Telesat Partnership Unit will generally have one vote per share, voting together as a single class with the Telesat Corporation Shares via the Special Voting Shares. Page 356 of the Registration Statement contains a chart depicting the relative voting power of the different classes of Telesat Corporation Shares for each type of vote.

The Golden Share is designed to ensure that Canadian shareholders exercise a majority of the voting power on all matters submitted to a vote of the shareholders of Telesat Corporation. To balance out the power of the Canadian shareholders, certain specified “Second Tabulation Matters” also require the approval of a majority of the Class A Shares, Class B Shares, and Class C Shares (including the related Special Voting Shares), voting as a single class. See the section of the Registration Statement entitled “Description of Telesat Corporation Shares – Meetings and Voting Rights”.

The Golden Share is entitled to voting rights in three circumstances:

1.	in the event of a vote with respect to the election of directors of Telesat Corporation, the number of fully diluted Class B Shares is greater than the aggregate number of fully diluted Class A Shares and Class C Fully Voting Shares;

2.	in the event of a vote on any matter other than with respect to the election of directors of Telesat Corporation, the number of fully diluted Class B Shares is greater than the aggregate number of fully diluted Class A Shares and Class C Shares; or

3.	a person who is not Canadian (as defined in the Investment Canada Act) beneficially owns or controls more than one-third of the sum of (a) the number of votes attached to the Telesat Corporation Shares and the Special Voting Shares then outstanding, and (b) the number of votes required in order to ensure that the votes cast by the holders of Class A Shares and Class A Units, Class C Shares and Class C Units and the Golden Share, together, represent a simple majority of the votes cast and entitled to vote.

See the section of the Registration Statement entitled “Description of Telesat Corporation Shares – Meetings and Voting Rights – Voting – Golden Share Mechanics”.

An example of how the Golden Share’s voting power is determined is included as Exhibit A to this response. In the example, we have assumed (a) for simplicity sake that all of the Telesat Partnership Units have been converted to Telesat Corporation Shares, (b) the outstanding capitalization is as set forth on Exhibit A (including an estimate for these purposes only that 10% of non-MHR Loral stockholders are Canadian), and (c) all shares are voted.

The “Voting for Directors” column depicts what would happen in a vote with respect to the election of directors of Telesat Corporation. There would be 29,737,240 non-Canadian votes, and 17,150,367 Canadian votes (the Class A Shares and the Fully Voting Class C Shares). Thus, for there to be a majority of Canadian votes, the Golden Share would initially be allocated 12,586,874 votes, which when combined with the 17,150,367 Canadian votes would yield 29,737,241 total Canadian votes. Telesat Corporation would then test whether any non-Canadian shareholder had more than one-third of the votes.1 As that is not the case in this example, no further votes would be allocated to the Golden Share. The votes allocated to the Golden Share would be cast pursuant to a formula in the organizational documents of Telesat Corporation (the "Telesat Corporation Articles") based on how the votes held by the Class A Shares were cast.

1The Golden Share will be attributed with the number of votes in excess of the one third non-Canadian voting limitation.

The “All Other Votes” column depicts what would happen in a vote, other than a vote with respect to the election of directors of Telesat Corporation. There would be 29,737,240 non-Canadian votes, and 20,303,950 Canadian votes (the Class A Shares and the Class C Shares). Thus, for there to be a majority of Canadian votes, the Golden Share would initially be allocated 9,433,291 votes, which when combined with the 20,303,950 Canadian votes would yield 29,737,241 total Canadian votes. Telesat Corporation would then test whether any non-Canadian shareholder had more than one-third of the votes. As that is not the case in this example, no further votes would be allocated to the Golden Share. The votes allocated to the Golden Share would be cast pursuant to a formula in the Telesat Corporation Articles based on how the votes held by the Class A Shares were cast.

The “Second Tabulation Votes” column depicts what would happen in a vote on a Second Tabulation Matter. In that case, in addition to the other approvals required, the matter will also require the approval of a majority of the Class A Shares, the Class B Shares, and the Class C Shares, voting as a single class. The Golden Share has no vote in the Second Tabulation Matter.

2.	Comment: It is unclear from your response to comment 15 why the planned transaction should not be accounted for as a business combination in accordance with the guidance in IFRS 3. Common control over Loral Space and Communications and Telesat Canada does not appear to exist as no one party or no one group of parties controls both entities. It also appears a high degree of common ownership of both entities does not exist as Red Isle/PSP holds no ownership interest in Loral. Further, it is unclear how the IFRIC’s agenda decision published in March 2013 supports accounting for the planned transaction in a manner similar to that of a pooling of interests. The IFRIC indicated that "if the listed non-operating entity qualifies as a business on the basis of the guidance in paragraph B7 of IFRS 3, IFRS 3 would be applicable to the transaction." In this regard, tell us your consideration of whether or not Loral meets the definition of a business in accordance with paragraph B7 of IFRS 3.

Response: In response to the Staff’s comment, Telesat Corporation (the “Company”) agrees that there is not a high degree of common ownership in Telesat Canada and Loral Space & Communications Inc. (“Loral”), and that Telesat Canada and Loral are not under common control. The acquisition of Loral by the Company is merely one step in the larger transaction, the result of which is to substantially reflect the pre-closing direct and indirect economic and voting rights of the shareholders of Telesat Canada in the post-closing direct economic and voting rights of the shareholders of the Company. In determining the appropriate accounting treatment for the transaction as it pertains to Loral, the Company has concluded that the substance of the transaction is that of a repurchase by Telesat Canada of its own equity given that the only substantial asset held by Loral at the time of the transaction is its investment in Telesat Canada. The remaining assets and liabilities of Loral are considered to be insignificant to the transaction as a whole. The Company believes that this accounting treatment most faithfully represents the substance of the transaction. The Company respectfully acknowledges the Staff’s interpretation of the IFRIC discussion and submits that it is not applicable to the determination of the accounting treatment to be applied to the Loral transaction.

The Company further considered the guidance provided in IFRS 3 - Business Combinations to determine whether it would be applicable to the accounting for the assumption of Loral into the Telesat Corporation and its affiliated entities.

In October 2018, the IASB published a revised version of IFRS 3 to narrow and clarify the definition of a business and to permit a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. These amendments were effective on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and were available for early adoption.

As the Company adopted these amendments, consideration was given to the revised guidance in IFRS 3. In accordance with guidance provided in paragraph B7B of IFRS 3 the Company elected to perform an optional concentration test to determine whether the Loral acquisition may be deemed to not represent a business for accounting purposes.

In accordance with guidance provided in paragraph B7A of IFRS 3, an entity may elect to apply, or not apply, the concentration test and make such an election separately for each transaction or other event. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Accordingly, for the purpose of the concentration test, management considered whether “substantially all of the fair value of the gross asset acquired are concentrated in a single identifiable asset?”

As noted in IFRS 3-B7B, considering the definition of gross assets, the standard specifically excludes the following items:

● cash and cash equivalents;

● deferred tax assets; and

● goodwill resulting from the effects of deferred tax liabilities.

The following table summarises the historical balance sheet of Loral as at December 31, 2020 as presented on page 264 of the F-4. As shown below, substantially all of the gross assets (excluding cash and cash equivalents, and deferred tax assets) reside with a single asset, being the Investment in Telesat Canada.

Assets	In millions of Canadian dollars	%
Other current financial assets	$0.4	0.16%
Prepaid expenses and other current assets	$2.7	1.09%
Satellites, property and other equipment	$0.5	0.20%
Investments in Affiliates (Telesat Canada)	$245.2	98.55%
Gross asset value	$248.8

In its considerations the Company acknowledges that while paragraph B7B of IFRS 3 requires a “fair value” assessment in order to conclude on the concentration of assets, the fair value of Loral’s gross assets is not expected to be materially impacted given that the fair value of the remaining assets of Loral (excluding its investment in Telesat Canada) are not anticipated to materially differ from the carrying values to a degree that would change the outcome of the analysis. In addition, there are anticipated to be no significant unrecorded assets that would materially influence the outcome of the assessment. Consideration of the requirements of paragraph B7B provided the Company with further support that Loral should not be considered a business for the purposes of determining the appropriate accounting treatment for the transaction.

In substance, Telesat Canada is indirectly repurchasing shares and assuming the remaining assets and liabilities of Loral that are considered insignificant to the accounting for the transaction as a whole. Paragraph 33 of IAS 32 requires that “if an entity reacquires its own equity instruments, those instruments ('treasury shares') shall be deducted from equity. No gain or loss shall be recognised in profit or loss on the purchase, sale, issue or cancellation of an entity's own equity instruments. Such treasury shares may be acquired and held by the entity or by other members of the consolidated group. Consideration paid or received shall be recognised directly in equity”. That is, if the reorganized Telesat Corporation is viewed as acquiring Loral whereby Loral would be consolidated under IFRS 10, this would result as Telesat Canada indirectly acquiring its own shares and it could not present these shares as an asset in accordance with paragraph 33 of IAS 32.

As such, the Company has determined that the most appropriate accounting treatment for the transaction is for it to be treated as an equity transaction.

Please do not hesitate to contact me at (212) 403-1000 with any further questions or comments.

Sincerely,

/s/ Christopher S. DiFrancesco
Christopher S. DiFrancesco
Vice President, General Counsel and Secretary

cc:
John L. Robinson, Esq.
Maurice M. Lefkort, Esq.
Douglas P. Warner, Esq.

EXHIBIT A

Share Class	Assumed Ownership	Voting for Directors	All Other Votes	Second Tabulation Votes
Class A Shares	2,138,010	2,138,010	2,138,010	2,138,010
Class B Shares
MHR	18,050,092	18,050,092	18,050,092	18,050,092
Is MHR > 1/3 after GS Canadian Vote		No	No	N/A
Other Class B	11,687,148	11,687,148	11,687,148	11,687,148
Total Class B	29,737,240	29,737,240	29,737,240	29,737,240
Class C Shares
Limited Voting	3,153,583	-	3,153,583	3,153,583
Full Voting	15,012,357	15,012,357	15,012,357	15,012,357
Total Class C	18,165,940	15,012,357	18,165,940	18,165,940

Total Outstanding A, B, and C	50,041,190

Golden Share Votes
Canadian Majority		12,586,874	9,433,291	N/A
Non Canadian Limitation		0	0	N/A
Total Golden Share Votes		12,586,874	9,433,291	N/A

Total Voting Power		59,474,481	59,474,481	50,041,190

Total Canadian Votes		29,737,241	29,737,241	20,303,950
Canadian Voting Percentage		50.000001%	50.000001%	40.574474%